As submitted to the Securities and Exchange Commission on July 2, 2020.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

June 30, 2020

(Date of earliest event reported)

STREETSHARES, INC.

(Exact name of issuer as specified in its charter)

Delaware	6199	46-4390152
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(Employer Identification Number)

1900 Campus Commons Drive, Suite 200 Reston, VA 20191

Telephone: (571) 325-2966

(Address of principal executive offices and telephone number of issuer)

StreetShares Notes

(Title of each class of securities issues pursuant to Regulation A)

Item 9.	Other Events

On June 30, 2020, StreetShares, Inc. and its subsidiaries (“StreetShares” or the “Company”) repurchased all loan participations previously sold by the Company to Community Investment Management or its affiliates (“CIM”) after the expiration of the Company’s institutional debt funding agreement with CIM (“CIM Agreement”). The CIM Agreement was originally set to expire in May 2019, but was mutually extended by the Company and CIM through short-term (e.g. monthly) extensions. The Company made the determination to no longer extend the CIM Agreement and to repurchase the loan participations due to the Company’s sufficient liquidity to fund loans from other debt funding sources. The Company’s prior relationship with CIM is discussed in its Offering Circular, including on page 3.

The loan participations that the Company repurchased from CIM had an outstanding principal balance of approximately $1,805,000.00 (excluding charged-off loans) as of June 30, 2020.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies it has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Reston, Commonwealth of Virginia, on the 2nd day of July 2020.

STREETSHARES, INC.

By: /s/ Lauren Friend McKelvey
Name: Lauren Friend McKelvey
Title: General Counsel and Chief Compliance Officer